EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	05/25/11
Item IDs	7.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, Shareholder Rights Plan Expiration
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K, Shareholder Rights Plan Expiration

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
May 25, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01   **Regulation FD Disclosure**

On June 13, 2001, the Board of Directors of City Holding Company (the "Company") approved a Rights Agreement, dated as of and to be effective as of June 13, 2001, between the Company and SunTrust Bank, as Rights Agent. In accordance with the Rights Agreement, the Board also declared a dividend distribution of one right for each outstanding share of common stock of the Company to shareholders of record at the close of business on July 1, 2001.

Each Right entitles the holder to purchase from the Company one one-thousandth (1/1000 th) of a share of a series of the Company's preferred stock designated as Junior Participating Cumulative Preferred Stock Series A ("Preferred Stock") at a price of $40 per one one-thousandth (1/1000 th) of a share, subject to adjustment. Each one one-thousandth of a share of Preferred Stock is structured to be the equivalent of one share of Common Stock of the Company ("Common Stock").

The Rights Agreement will expire at 5:00 P.M. (Charleston, West Virginia time) on June 12, 2011.

On May 25, 2011, the Board of Directors of City Holding Company voted to allow the Rights Agreement to expire on June 12, 2011.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>May 26, 2011</u>   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer